SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

Quji (Alan) Guo

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

Tel: +(86-10) 5692-0099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53225G102	13D

1	Names of Reporting Persons Quji (Alan) Guo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,456,641(1) Ordinary Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,456,641(1) Ordinary Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,641(1) Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%(2)

14	Type of Reporting Person IN

(1)         The Reporting Persons are deemed to beneficially own 7,456,641 Ordinary Shares based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 American Depositary Shares (the “ADSs”), representing 775,390 Ordinary Shares.

(2)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

1	Names of Reporting Persons Wincore Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,456,641(1) Ordinary Shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,456,641(1) Ordinary Shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,641(1) Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%(2)

14	Type of Reporting Person CO

(1)         The Reporting Persons are deemed to beneficially own 7,456,641 Ordinary Shares based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 American Depositary Shares (the “ADSs”), representing 775,390 Ordinary Shares.

(2)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Ordinary Shares, par value US$0.000067 per share  (the “Ordinary Shares”), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands the (“Issuer”), whose principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.  Two Ordinary Shares of the Issuer are represented by one American depository share (“ADS”).

Item 2.         Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•                  Quji (Alan) Guo (“Guo”), an individual, and

•                  Wincore Holdings Limited, a company incorporated in the British Virgins Islands with limited liability (“Wincore”).

The principal occupation of Guo is interim Chief Executive Officer of the Issuer. Guo is a citizen of the People’s Republic of China. The address of the principal business and office of the Guo is Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China. Wincore’s principal business is to hold Guo’s beneficial interest in the Issuer. The sole director of Wincore is Guo. The registered address of Wincore Holdings Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

During the last five years, none of the Reporting Persons, nor any of the directors of Wincore, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Ordinary Shares in connection with his service as an executive officer of the Issuer.

Item 4.         Purpose of Transaction

Pursuant to a duly constituted meeting of the Board of the Issuer on June 27, 2018, Guo voluntarily resigned as Chief Executive Officer and Chairman of the Issuer due to personal reasons, pending continuing service as interim Chief Executive Officer during a transition period. Guo remains a member of the Board. Mr. Zhi Yan was appointed Chairman. The Board also approved the deed of acting-in-concert between E-Commerce and Aogang International (Hong Kong) Corporation Limited, and the voting agreement (“Voting Agreement”) between E-Commerce and Wincore. In addition, the size of the Board was increased, and Mr. Qi Zhiping was appointed as a new director.

CUSIP No. 53225G102	13D

Item 5.         Interest in Securities of the Issuer

(a) and (b)

Each Reporting Person may be deemed to own beneficially in the aggregate 7,456,641 Ordinary Shares.  Further, each Reporting Person may be deemed to beneficially own 5.5% of the class of Ordinary Shares. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Company Shares.

(d)

None.

(e)

Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On June 27, 2018, E-Commerce and Wincore entered into the Voting Agreement, whereby E-Commerce was granted the right to require Wincore to vote all of the equity interests it holds in the Issuer in E-Commerce’s sole discretion in respect of any matter in E-Commerce’s discretion. The foregoing right of E-Commerce is conditioned upon (i) E-Commerce, together with its affiliates, remaining the single largest shareholder of the Issuer on a fully diluted and as-converted basis; and (ii) Mr. Zhi YAN remaining the most significant direct or indirect shareholder of E-Commerce on a fully diluted and as-converted basis, or remaining as the chairman of the board of directors of E-Commerce. There are no restrictions on Wincore’s ability to sell or transfer or otherwise dispose of equity securities in the Issuer, but any additional securities acquired by Wincore during the term of the Voting Agreement will be subject to the Voting Agreement. The term of the Voting Agreement is three years from the date of execution unless earlier terminated pursuant to the terms thereof. A copy of the Voting Agreement is filed as Exhibit 1 hereto and the foregoing description is qualified in its entirety to such exhibit.

CUSIP No. 53225G102	13D

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1	Voting Agreement dated June 27, 2018 between Zall Cross-border E-Commerce Investment Company Limited and Wincore Holdings Limited

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2018

Quji (Alan) Guo

/s/ Quji (Alan) Guo
Signature

Wincore Holdings Limited

/s/ Quji (Alan) Guo
Signature
Name:	Quji (Alan) Guo
Title:	Director